[GRAPHIC OMITTED] Acergy

NEWS RELEASE

            Acergy S.A. announces contract award in the Norwegian Sea

London, England - August 28, 2008 - Acergy S.A. (NASDAQ GS: ACGY; Oslo Stock
Exchange: ACY) announced today the award of a contract valued at approximately $60 million from BP Norge AS on behalf of the Skarv licensees.

The contract is for the installation of ten dynamic flexible risers systems, two dynamic umbilicals and a Direct Electrical Heating dynamic cable. Installation is due to commence in the second half of 2010, using the newest addition to Acergy's fleet, Skandi Acergy.

Oyvind Mikaelsen, Vice President Acergy Northern Europe and Canada, said:
"We are delighted to have been awarded this contract with BP. This contract is a result of our continuing ability to deliver complex subsea projects safely and on time, within budget and to the highest standards. This, combined with our expertise as solution providers, aligns our world-class skills and technology with the needs of our clients, ensuring that Acergy delivers exactly what is required on this key field development project with BP."

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

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Contact:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com

www.acergy-group.com

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kelly.good@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast", "project," "will," "should," "seek," and similar expressions. These forward-looking statements include, but are not limited to, statements as to the combined value of the awarded contracts, statements as to the date of commencement and completion of each awarded contract and statements as to the scope of each awarded contract. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.